[EMBRAER LOGO][GRAPHIC OMITTED]

                 EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S/A

                                   RESOLUTIONS


We hereby inform that the following matters were approved in the Shareholders' Meetings held on this date:

GENERAL SHAREHOLDERS' MEETING:

1) Proposal to allocate the net income for the financial year ended December 31, 2002 to the amount of R$ 1,202,090,597.01 in the manner in which the proposal was presented:

     a) Constitution of a statutory reserve to the amount of R$ 60,103,290.92, corresponding to 5% of the net income, under the terms of Article 193 of Law 6404/76.

     b) Ratification of the amount of R$ 327,164,630.64 as interest on shareholders' equity, R$ 58,909,823.25 having been distributed in the 1st quarter of 2002; R$ 59,530,061.43 in the 2nd quarter of 2002; R$ 66,300,444.36 in the 3rd quarter of 2002, R$ 69,973,896.99 in the 4th quarter of 2002 and R$ 72,450,404.61 related to the fiscal years 1998 and 1999, included in the computation of the compulsory dividends, which was 27% of the Company's 2002 net income.

     c) Transfer of the balance of R$ 814,822,675.45 to the Reserve for Investments and Working Capital, in accordance with the Company's Bylaws. Out of this total R$ 24,788.55 is related to prescribed dividends.

2) Election of the Audit Board (Conselho Fiscal), with a mandate extending to the next General Meeting in 2004. The preferred shareholders, based on item "a" of the fourth paragraph of article 161 of Corporate Law 6.404/76and its amendments, elected, through a separate voting, Paulo Oscar Franca, Brazilian, Married, engineer, bearer of identity card RG no. 633.998-SSP/DF, registered with a CPF/MF under the number 021.279.117-68, as an effective member and Ernesto Francisco Magdalena, Brazilian, married, economist, bearer of identity card RG no. 9.009.883-IFP/RJ, registered with a CPF/MF under the number 381.643.707-97, as his deputy. The other new members of the Audit Board were unanimously elected, as follows: Celene Carvalho de Jesus, Brazilian, single, banking specialist, bearer of identity card RG no. 332.383-SSP/DF, registered with a CPF/MF under the number 113.674.231-04, as an effective member and Nilo Ribeiro Calvalcanti, Brazilian, married, banking specialist, bearer of identity card RG no. 3.024.849-IFP/RJ, registered with a CPF/MF under the number 332.824.127-20, as her deputy. The following members were re-elected: Carlos Alberto de Castro Monteiro, Married, accountant, bearer of identity card CRC/DF no. 5544, registered with a CPF/MF under the number 150.246.281-87, as an effective member and Tarcisio Luis Silva Fontenele, Brazilian, married, lawyer, bearer of identity card OAB/DF no. 5919, registered with a CPF/MF under the number 265.672.021-49, as his deputy; Luiz Tacca Junior, Brazilian, Married, economist, bearer of identity card RG no. 534.426-SSP/DF, registered with a CPF/MF under the number 580.208.378-68, as an effective member and Robson de Araulo Jorge, Brazilian, married, economist, bearer of identity card RG no. 289.213-SSP/DF, registered with a CPF/MF under the number 150.679.121-20, as his deputy; Jose Mauro Laxe Vilela, Brazilian, Married, engineer, bearer of identity card RG no. 20.992-9, registered with a CPF/MF under the number 102.631.287-68, as an effective member and Alberto Carlos Monteiro dos Anjos, Brazilian, married, accountant, bearer of identity card CRC/RJ no. 072.502-0, registered with a CPF/MF under the number 720.179.377-20, as his deputy.


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3)   Due to the resignation of two members of the Board of Directors, the following were elected to the Board: Isaac Marcel Picciotto, French, married, engineer, bearer of French passport no. 022V566650, issued on June 10, 2002 by the sous-prefecture de Boulogne-Billancourt, as an effective member, replacing the former member Pierre Chouzenoux, and replacing its former position as deputy, Bruno Cotte, French, married, engineer, bearer of the French passport no. 00PD84449, issued on March 02, 2001, by the sous-prefecture of Saint German in Laye; and Henrique Pizzolato, Brazilian, single, arquitect, bearer of the identity card no. CREA/RS no. 51814, registered with a CPF / MF, under the number 296.719.659-20, repacing the effective member Andrea Sandra Calabi.

4) Approve the minimum statutory remuneration for the Fiscal Council, not including profit-sharing and establish the overall annual amount of R$ 26,000,000.00 (twenty-six million reais) for remuneration of the officers, to be allocated individually by the Supervisory Board in accordance with the sole paragraph of Article 14 of the Company's Bylaws.

5) Approve the adoption of the newspaper "Valeparaibano" for the publications required according to Corporate Law, with no changes in the adoption of other newspapers where the Company makes its publications.

SPECIAL SHAREHOLDERS' MEETING:

1)   Approval of the withdrawal from the Meeting's agenda of the new wording of article 29, of the Company By-laws, that relates to Audit Board.

2) Approval of the transfer to Statutory Capital of R$658,712,121.36 from Reserve for Investments and Working Capital, with no issuance of shares, and for the benefit of all shareholders.

3) Approval of the new wording of the "caput" of the article 5 of the Company's By-Laws, as a result of the capitalization of the "Reserve for Investments and Working Capital" created in 2001, and ratification of the new Statutory Capital, due to exercise of options of preferred stock, already approved by the Board of Directors at the meetings held on September 13, and December 13, 2002 and March 21, 2003, as follows:

     " Art. 5 - EMBRAER's subscribed and paid in share capital is two billion, three hundred and eight million, five hundred and eighteen thousand, five hundred and fifteen Reais and forty-two cents (R$2,308,518,515.42) divided into seven hundred and twelve million, nine hundred and seventy-four thousand, and three hundred fifty-five (712,974,355) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-seven (242,544,447) are common shares, including one (1) share of a special class, and four hundred and seventy million, four hundred and twenty-nine thousand, nine hundred and seven (470,429,907) are preferred shares".


Sao Jose dos Campos, April 28, 2003


ANTONIO LUIZ PIZARRO MANSO
Executive Vice President Corporate & CFO